SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                                          Commission File Number  001-16589-01



        Morgan Stanley & Co. Incorporated Deferred Profit Sharing Plan*
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            (Exact name of registrant as specified in its charter)

            1585 Broadway, New York, New York 10036 (212) 761-4000
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         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            Plan Interests in the Morgan Stanley & Co. Incorporated
                               Deferred Profit  Sharing Plan
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           (Title of each class of securities covered by this Form)

                                     None
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        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)       |_|       Rule 12h-3(b)(1)(i)        |X|
     Rule 12g-4(a)(1)(ii)      |_|       Rule 12h-3(b)(1)(ii)       |_|
     Rule 12g-4(a)(2)(i)       |_|       Rule 12h-3(b)(2)(i)        |_|
     Rule 12g-4(a)(2)(ii)      |_|       Rule 12h-3(b)(2)(ii)       |_|
                                         Rule 15d-6

          Approximate number of holders of record as of the certification or notice date: 0

          * Effective October 1, 2002, the Morgan Stanley & Co. Incorporated Deferred Profit Sharing Plan was merged into the Dean Witter START Plan (Saving Today Affords Retirement Tomorrow), which was amended and restated and renamed the Morgan Stanley DPSP/START Plan.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Morgan Stanley & Co. Incorporated Deferred Profit Sharing Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  October 31, 2003          Morgan Stanley DPSP/START Plan, successor by
                                 plan merger to the Morgan Stanley & Co.
                                 Incorporated Deferred Profit Sharing Plan

                                 By:  Morgan Stanley & Co. Incorporated,
                                        as Sponsor



                                 By:  /s/ Karen Jamesley
                                      -----------------------------------
                                      Name:   Karen Jamesley
                                      Title:  Director of Human Resources



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